UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 4)

Phillips-Van Heusen Corporation
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

718592 10 8
(CUSIP Number)

David S. Rosenthal, Esq.
Dechert LLP
30 Rockefeller Plaza
New York, New York 10112
(212) 698-3500
(Name, Address and Telephone Number of
Person Authorized to Receive Notices and Communications)

May 15, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 6 Pages)

_____________
*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 718592 10 8		Page 2 of 6 Pages
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Apax Partners Europe Managers Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,508,624
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,508,624
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,508,624
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* N/A
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14		TYPE OF REPORTING PERSON* CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP No. 718592 10 8		Page 3 of 6 Pages
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Apax Europe V GP Co. Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,508,624
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,508,624
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,508,624
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* N/A
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 718592 10 8	Page 4 of 6 Pages

This Amendment No. 4 (this "Amendment") to the Statement on Schedule 13D amends Item 5 of the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on February 21, 2003 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed on July 20, 2005, Amendment No. 2 filed on May 9, 2006 and Amendment No. 3, filed on May 11, 2006 (as so amended, the "Schedule 13D") by the Reporting Persons with respect to the shares of Common Stock of Phillips-Van Heusen Corporation, a Delaware corporation (the "Company"). Capitalized terms used herein, but not otherwise defined herein, shall have the respective meanings ascribed to such terms in the Schedule 13D.

ITEM 5.     INTERESTS IN SECURITIES OF THE ISSUER.

Items 5(a) and 5(b) below are hereby amended and restated in their entirety and Items 5(c) and 5(e) are hereby amended by adding the following.

(a)     As of the date hereof, each of Apax Europe Managers and Apax Europe V GP is no longer deemed to beneficially own any shares of Series B Stock.

None of the Filing Persons or, to the knowledge of the Filing Persons, (x) the Europe V Funds, and (y) the General Partner of the Europe V Funds beneficially owns any shares of Common Stock other than as set forth herein.

(b)     Each of Apax Europe Managers (who is responsible for making all investment and management decisions for the Europe V Funds) and Apax Europe V GP shares the power to vote or direct the vote and to dispose or to direct the disposition of all 1,508,624 shares of Common Stock deemed beneficially owned by it.

(c)     In connection with the May 2006 Underwriting Agreement, the following transactions were effected by Europe V-A during the past 60 days:
Date of Sale of Common Stock to the Underwriters	Number of Shares of Common Stock Sold	Price Per Share
May 15, 2006	6,286,308	$36.385

In connection with the May 2006 Underwriting Agreement, the following transactions were effected by Europe V-B during the past 60 days:
Date of Sale of Common Stock to the Underwriters	Number of Shares of Common Stock Sold	Price Per Share
May 15, 2006	1,130,706	$36.385

In connection with the May 2006 Underwriting Agreement, the following transactions were effected by Europe V-C during the past 60 days:
Date of Sale of Common Stock to the Underwriters	Number of Shares of Common Stock Sold	Price Per Share
May 15, 2006	642,823	$36.385

CUSIP No. 718592 10 8	Page 5 of 6 Pages

In connection with the May 2006 Underwriting Agreement, the following transactions were effected by Europe V-D during the past 60 days:

Date of Sale of Common Stock to the Underwriters	Number of Shares of Common Stock Sold	Price Per Share
May 15, 2006	847,203	$36.385

In connection with the May 2006 Underwriting Agreement, the following transactions were effected by Europe V-E during the past 60 days:
Date of Sale of Common Stock to the Underwriters	Number of Shares of Common Stock Sold	Price Per Share
May 15, 2006	843,776	$36.385

In connection with the May 2006 Underwriting Agreement, the following transactions were effected by Europe V-F during the past 60 days:
Date of Sale of Common Stock to the Underwriters	Number of Shares of Common Stock Sold	Price Per Share
May 15, 2006	148,431	$36.385

In connection with the May 2006 Underwriting Agreement, the following transactions were effected by Europe V-G during the past 60 days:
Date of Sale of Common Stock to the Underwriters	Number of Shares of Common Stock Sold	Price Per Share
May 15, 2006	148,431	$36.385

In connection with the May 2006 Underwriting Agreement, the following transactions were effected by Europe V-1 during the past 60 days:
Date of Sale of Common Stock to the Underwriters	Number of Shares of Common Stock Sold	Price Per Share
May 15, 2006	4,795	$36.385

In connection with the May 2006 Underwriting Agreement, the following transactions were effected by Europe V-2 during the past 60 days:
Date of Sale of Common Stock to the Underwriters	Number of Shares of Common Stock Sold	Price Per Share
May 15, 2006	5,022	$36.385

Except as described above, no transactions in Common Stock were effected by the Filing Persons, or, to their knowledge, any of (x) the Europe V Funds, and (y) the General Partner of the Europe V Funds during the past sixty days

(e) As of May 15, 2006, the Filing Persons ceased to be beneficial owner of 5% or more of the issued and outstanding Common Stock of the Company.

CUSIP No. 718592 10 8	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
APAX PARTNERS EUROPE MANAGERS LIMITED

By:	/s/Paul Fitzsimmons
Name: Paul Fitzsimmons
	Title:	Director

By:	/s/Adrian Beecroft
Name: Adrian Beecroft
	Title:	Director

APAX EUROPE V GP CO. LIMITED

By:	/s/Denise Fallaize
	Name:	Denise Fallaize
	Title:	Director